FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February 2015

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Immediate Release filed with the Israeli Securities Authority on February 12, 2015

Tel Aviv, February 12, 2015 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") announced today that following an investment Elron made in Pocared Diagnostics Ltd. ("Pocared"), in the amount of approximately $4.5 million (out of a total of $5 million invested in Pocared by Elron and other Pocared shareholders), as of February 2015 Pocared became a consolidated company of Elron, and will be presented as such in Elron's financial statements beginning with its financial statements for the first quarter of 2015.

As a result of the change in accounting recording  method, Elron is expected to record a gain in the first quarter of 2015 ranging between $10 million and $12 million resulting from the fair value re-measurement of the Pocared shares held by Elron prior to the consolidation. The fair value of these shares will be determined based on a valuation being prepared by an independent appraiser. The above gain to be recorded by Elron as a result of a change in the accounting recording method is only an estimate, and is subject to completion of the above valuation and also the approval of Elron's financial statements for the period ending March 31, 2015.

Following the investment, Elron's holding in Pocared increased from approximately 50.3% to approximately 53%, and Elron now has the right to appoint a majority of Pocared's board of directors.

It should be noted that Pocared's shareholders, including Elron, have committed to make additional investments in Pocared in the amount of up to $10 million (out of which Elron's share is expected to amount to approximately $9 million), subject to Pocared meeting certain milestones.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  February 12, 2015